October 02, 2006

TSX Venture Exchange Tier 1

Trading Symbol: OK

Orko Silver Hits Highest Grade Intersection Ever at La Preciosa

VANCOUVER, British Columbia - Orko Silver Corp. (TSX.V - OK) is pleased to announce that it has received assay results from more of the Phase-IV diamond drilling in the “Zona Sur Sector” of La Preciosa deposit in Durango, Mexico. Significant intersections have been drilled on both the Transversal and Abundancia Veins.

New Abundancia Vein intersections continue to yield high grade ore-shoot values. The highest single assay value to date was received in BP06-47 at gold 1.140 g/t and silver 3,830.0 g/t, for a silver-equivalent grade of 3,898.4 g/t.

Previously announced intersections of the Transversal Vein include BP05-26 (reported on 8 Feb 2006) and BP05-28 (reported on 21 Mar 2006). Hole BP06-49 now joins this group of Transversal Vein intersections. The favourable grade/width intersections yield the following values exceeding an ore-shoot definition of greater than or equal to 1.5 metres and 150 g/t silver-equivalent:

				True
Hole	From	To	Width	Width	Au(g/t)	Ag(g/t) Ag-Eq(g/t)
			(m)	(m)
BP05-26	74.59	76.16	1.57	1.52	0.210	138.6	151.2
BP05-28	163.71	167.16	3.45	2.99	0.091	145.9	151.4
BP06-49	115.82	119.33	3.51	3.30	0.128	233.3	241.0

The Transversal Vein represents a significant target, which is not included in the recently reported Inferred Resource Estimate (September 7th, 2006).

Gary Cope, President of Orko, adds, “We are very enthused with the continued success of our drilling program at La Preciosa. The results of our drilling on the Transversal vein will add significant ounces to our next inferred resource estimate. Another positive note is that we continue to find extremely high grade intersections. The almost 4 kilogram per tonne assay in Hole # BP06-47 is the highest result so far at La Preciosa. The numerous intersections over 1 kilogram per tonne found to date in multiple veins is encouraging and demonstrates that the system is large and robust. We also are very happy to report that the Abundancia Vein continues to produce economic assays in the Zona Sur sector of the property".

Hole BP06-47 is in “Zona Sur Sector” on the east side of the ridge and was drilled to the east. It has a significant Abundancia Vein intersection and a Luz Elena Vein intersection. The Abundancia Vein is in an upper and lower intersection.

				True
Vein	From	To	Width	Width	Au(g/t)	Ag(g/t) Ag-Eq(g/t)
			(m)	(m)
Abundancia-U	35.95	38.00	2.05	1.93	0.162	502.4	512.1
Includes	37.54	37.79	0.25	0.24	1.140	3,830.0	3,898.4
Abundancia-L	48.46	51.07	2.61	2.45	0.102	106.8	112.9

Luz Elena	186.59	188.36	1.77	1.66	0.098	130.0	135.9
Includes	187.30	187.88	0.58	0.55	0.257	360.0	375.4

Hole BP06-49 is in “Zona Sur Sector” on the east side of the ridge and was oriented northward to target the Transversal Vein. It also passed through a significant oblique intersection of the Abundancia Vein.

				True
Vein	From	To	Width	Width	Au(g/t)	Ag(g/t) Ag-Eq(g/t)
			(m)	(m)
Abundancia	58.17	70.75	12.58	7.22	0.073	142.3	146.7
Includes	62.00	70.75	8.75	5.02	0.090	178.1	183.4
Includes	67.91	70.75	2.84	1.63	0.084	270.1	275.2
Transversal	113.45	119.33	5.88	5.53	0.132	166.3	174.2
Includes	115.82	119.33	3.51	3.30	0.128	233.3	241.0
Includes	116.79	119.33	2.54	2.39	0.123	288.4	295.8

Hole BP06-45, an eastward oriented hole located on the west side of the ridge west of BP05-32, intersected the Abundancia Vein as a series of quartz stringers anomalous in silver and gold, but does not meet the current cut-off grade / thickness requirement and may be situated between ore-shoots.

				True
Vein	From	To	Width	Width	Au(g/t)	Ag(g/t) Ag-Eq(g/t)
			(m)	(m)
Abundancia	155.12	161.93	6.81	6.40	0.109	57.6	64.1
Includes	155.12	156.14	1.02	0.96	0.221	136.9	150.1
Includes	159.97	160.57	0.60	0.56	0.221	117.0	130.2

Hole BP06-46, drilled from the same pad as BP06-45 and oriented northward to test the western projection of the Transversal Vein, hit a quartz stringer zone anomalous in silver and gold, and may be situated between ore-shoots.

				True
Vein	From	To	Width	Width	Au(g/t)	Ag(g/t) Ag-Eq(g/t)
			(m)	(m)
Transversal	90.81	92.46	1.65	1.55	0.057	52.8	56.2
Includes	91.49	91.82	0.33	0.31	0.141	117.0	125.5

Ben Whiting, P.Geo., is the Qualified Person and takes responsibility for the technical disclosure in this news release. The samples are prepared in Durango, Mexico, by SGS Laboratories and shipped to the SGS laboratory in Toronto, Canada, for analyses. The Company maintains a diligent QA/QC program using prepared standards. Silver-equivalent for the purposes of this drilling program is defined as silver grade plus 60 times gold grade, with no provisions made for relative recovery rates.

About Orko Silver Corp.

Orko Silver Corp. is an aggressive exploration company with an increasing silver resource. Orko Silver's principal project, La Preciosa, located near the city of Durango, Mexico, is an advanced silver and gold project. The Company is currently drilling at La Preciosa using 2 rigs working 24 hours a day, 7 days a week. The deposit remains open in all directions and to depth.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Cope

President

For further information, contact Orko Silver Corp. at (604) 684-4691 or via email at info@orkosilver.com or visit our website on line at www.orkosilver.com

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Orko relies upon litigation protection for forward-looking statements.

*Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U. S. Mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured”, “indicated”, and “inferred” resources, which the SEC guidelines strictly prohibit U. S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-51923, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml .